UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03023814

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD from ______ to ______

Commission file number **1-3560**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR NEENAH
HOURLY EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

GLATFELTER
96 SOUTH GEORGE STREET, SUITE 500
YORK, PA 17401


SEC MAIL PROCESSING
RECEIVED
JUN 24 2003
WASH. D.C.
188
SECTION

Glatfelter 401(k) Savings Plan for Neenah Hourly Employees

Financial Statements for the Period January 1, 2002 through November 18, 2002 and for the Years Ended December 31, 2001 and 2000 and Independent Auditors' Report

GLATFELTER 401(k) SAVINGS PLAN FOR NEENAH HOURLY EMPLOYEES

TABLE OF CONTENTS

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors of
P. H. Glatfelter Company
York, Pennsylvania

We have audited the accompanying statements of assets available for benefits of the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Neenah Hourly Employees) (the "Plan") as of November 18, 2002 and December 31, 2001, and the related statements of changes in assets available for benefits for the period January 1, 2002 through November 18, 2002 and for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of November 18, 2002 and December 31, 2001, and the changes in assets available for benefits for the period January 1, 2002 through November 18, 2002 and for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 9, 2003

GLATFELTER 401(k) SAVINGS PLAN FOR NEENAH HOURLY EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS NOVEMBER 18, 2002 AND DECEMBER 31, 2001

	2002	2001
ASSETS:		
Contributions receivable—Participants	$ -	$ 9,574
Contributions receivable—Employer	-	1,846
Plan interest in investments of the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust—at fair value	-	1,865,129
ASSETS AVAILABLE FOR BENEFITS	$ -	$ 1,876,549

See notes to financial statements.

GLATFELTER 401(k) SAVINGS PLAN FOR NEENAH HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS PERIOD JANUARY 1, 2002 THROUGH NOVEMBER 18, 2002 AND YEARS ENDED DECEMBER 31, 2001 AND 2000

	2002	2001	2000
ADDITIONS:			
Contributions by participants	$ 513,913	$ 546,432	$ 561,209
Contributions by employer	94,907	107,018	112,930
Plan interest in earnings of the P.H. Glatfelter 401(k) Savings and Profit Sharing Master Trust:			
Investment income	10,307	22,449	85,108
Net depreciation	(308,513)	(55,149)	(131,922)
Interest on participant loans	1,592	1,417	426
Total additions	312,206	622,167	627,751
DEDUCTIONS:			
Distributions and withdrawals	75,905	63,599	5,473
Transfer to Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees due to plan merger (see Note 5)	2,112,850	-	-
Total deductions	2,188,755	63,599	5,473
(DECREASE) INCREASE	(1,876,549)	558,568	622,278
ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	1,876,549	1,317,981	695,703
ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ -	$ 1,876,549	$ 1,317,981

See notes to financial statements.

GLATFELTER 401(k) SAVINGS PLAN FOR NEENAH HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
PERIOD JANUARY 1, 2002 THROUGH NOVEMBER 18, 2002 AND YEARS ENDED DECEMBER 31, 2001 AND 2000

1. THE PLAN

General—The following description of the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Neenah Hourly Employees) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is a defined contribution plan which was established effective as of January 1, 1999, exclusively for the hourly employees of the P. H. Glatfelter Company Neenah Division (the "Company").

Participation—Certain employees of the Company were eligible to participate in the Plan if they were credited with 1,000 hours of service within the close of a twelve-month period. Eligible employees became participants of the Plan on the first day of the month following the completion of the service requirement.

Funding—The Plan permitted participants to contribute up to 25% of their compensation as defined by the Plan through payroll deductions, subject to the Internal Revenue Service ("IRS") mandated maximum contribution. The Company provided a matching contribution in an amount equal to the percentage of the eligible employee's compensation. Participants were able to allocate payroll deduction contributions among available investment options (see Note 3).

All Company contributions were initially invested in shares of P. H. Glatfelter Company common stock. After the Company contribution was in the Plan at least 12 months, the participant was able to redirect it among the other investment options at the participant's discretion.

Vesting—The Plan provided that participants were fully vested in their payroll deduction contributions. Vesting in the Company matching contributions was determined in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25
3 years	50
4 years	75
5 or more years	100

Participants earned one year of vesting service for each calendar year in which 1,000 hours of service were earned. Additionally, participants became 100% vested, regardless of their service, if they reached age 65 or died while working for the Company.

Benefits—Upon termination from service, benefits were distributed to the participant through either a lump sum payment or installment payments.

Loans—Participants were permitted to borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, but in no case could a loan exceed 50% of the borrowing participant's vested account balance. Loans were secured by the balance in the participant's account. Generally, the Plan Administrator applied interest at a rate of 1% above the prime rate at the time the loan was approved. The trustee of the Plan determined whether the loan application was to be approved after an evaluation of all necessary documentation regarding the creditworthiness of the applicant. Loan terms ranged from one to five years, or up to 15 years if the loan was extended for the purchase of a primary residence. At November 18, 2002 and December 31, 2001, loans outstanding amounted to $-0- and $18,125, respectively.

Administration—

Plan Sponsor: P. H. Glatfelter Company

Plan Administrator: The Board of Directors of the P. H. Glatfelter Company

Plan Trustee: Fidelity Management Trust Company

Under the provisions of ERISA, all of the above are "parties-in-interest."

Fees for participant loans were paid by the respective participant. All other administrative expenses were paid by the Company, though it was permitted for those expenses to be paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

Investments—Investments are stated at fair value, valued at the last reported sales price, or if no sales price, at the closing bid price on the last business day of the period.

Income—Dividends declared on stock investments are recorded as income on the ex-dividend date. Interest on debt securities is recorded as earned on the accrual method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for Plan benefits.

3. SUMMARY OF INVESTMENT OPTIONS

Participant contributions were invested in funds held by Fidelity Management Trust Company. Contributions were allocated to the following investments in increments of 1% at the discretion of the participants (See Note 1 for exception regarding matching contributions):

P. H. Glatfelter Company Stock Fund—The fund invests almost entirely in P. H. Glatfelter Company stock. A portion of the fund's assets may be invested in short-term investments to allow participants to trade in and out of the fund daily.

Baron Asset Fund—The fund has an investment objective of capital appreciation, investing in companies with market capitalizations between $100 million and $2 billion that the advisor believes have undervalued assets or favorable growth prospects.

Scudder Internationale Equity Inst—The fund seeks long-term capital growth, investing at least 65% of assets in equity securities issued by companies domiciled outside of the United States.

Sequoia Fund—The fund's investment objective is long-term capital growth, investing primarily in common stocks that the advisor believes are undervalued and have potential for good growth.

Fidelity Puritan Fund—The fund invests in stocks and bonds, with growth and income as its objective.

Fidelity Magellan Fund—The fund invests primarily in common stocks of small, medium and large foreign and U.S. companies, with capital appreciation as its objective.

Fidelity Contrafund—The fund has an investment objective of high capital appreciation, investing in the common stocks of foreign and domestic companies.

Fidelity Intermediate Bond Fund—High and medium-grade fixed income obligations with an investment objective of a high level of current income.

Fidelity Disciplined Equity Fund—The fund invests primarily in common stocks of domestic companies, with capital appreciation as its objective.

Fidelity Freedom Income Fund—The fund seeks high current income investing in a combination of Fidelity equity, fixed-income, and money market funds.

Fidelity Freedom 2000 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2010 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2020 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2030 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Freedom 2040 Fund—The fund seeks high total return investing in a combination of Fidelity equity, fixed-income and money market funds.

Fidelity Retirement Money Market—Money market instruments with an investment objective of high current income, preservation of capital and liquidity.

Spartan U.S. Equity Index Fund—The fund seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stocks of companies publicly traded in the United States.

Wasatch Core Growth—The fund seeks long-term growth of capital. Income is a secondary consideration.

PIMCO PEA Renaissance—The fund seeks long-term capital growth and current income. The fund primarily invests in common stocks.

American Growth Fund of America—The fund seeks capital growth. The fund invests primarily in common stocks. Management selects securities that it believes are reasonably priced and represent solid long-term investment opportunities.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	November 18, 2002	December 31, 2001
Fidelity Magellan Fund	$ -	$ 378,172
Fidelity Contrafund	-	324,897
Fidelity Disciplined Equity Fund	-	257,376
P. H. Glatfelter Company Stock Fund	-	411,517
Fidelity Puritan Fund	-	170,933

Nonparticipant-directed investments consisted entirely of P. H. Glatfelter Company common stock contributed by the Company during the period January 1, 2002 through November 18, 2002 and the year ended December 31, 2001. The fair value of such nonparticipant-directed investments was $-0- and $108,835 as of November 18, 2002 and December 31, 2001, which represents 5% or more of the total net assets of the Plan as of December 31, 2001.

4. MASTER TRUST INFORMATION

Investments of the Plan were maintained along with the investments of the following other plans, in the P. H. Glatfelter 401(k) Savings and Profit-Sharing Master Trust (the "Master Trust") managed by Fidelity Management Trust Company:

- Glatfelter 401(k) Savings Plan
- Glatfelter 401(k) Savings Plan for Ecusta Hourly Employees (effective January 1, 1998)
- Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees

At November 18, 2002, and December 31, 2001 and 2000, the Plan's aggregate interest in the net assets of the Master Trust was approximately 0%, 2%, and 1%, respectively. The Plan's interest in individual Master Trust investment options varied based upon investment selections of Plan participants.

The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan's financial statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment Assets Held as of:

	Year Ended December 31,	
	2002	2001
P. H. Glatfelter Company Stock Fund	$ 6,217,049	$ 7,385,165
Mutual funds	56,701,485	68,977,221
Participants loans	812,511	772,757
	$ 63,731,045	$ 77,135,143

Changes in Net Assets Available for Benefits:

	Year Ended December 31,		
	2002	2001	2000
ADDITIONS:			
Employer and participant contributions:			
P. H. Glatfelter Company Stock Fund	$ 1,307,302	$ 1,562,735	$ 1,793,932
Mutual funds	7,244,509	6,172,193	7,491,267
Interest and dividends:			
P. H. Glatfelter Company Stock Fund	390,633	430,220	373,121
Mutual Funds	736,274	1,313,166	9,163,476
Net appreciation/(depreciation) in fair value of investments:			
P. H. Glatfelter Company Stock Fund	(956,304)	1,609,193	(545,654)
Mutual funds	(9,356,717)	(10,824,501)	(12,330,877)
Participants loan interest payment:			
Mutual funds	61,369	86,795	85,060
Other	4,581		
Total, net	(568,353)	349,801	6,030,325
DEDUCTIONS:			
Benefit payments:			
P. H. Glatfelter Company Stock			(1,505,465)
P. H. Glatfelter Company Stock Fund	(1,502,819)	(2,509,308)	(543,986)
Mutual funds	(11,332,926)	(20,626,182)	(11,993,154)
Total	(12,835,745)	(23,135,490)	(14,042,605)
Decrease in net assets	(13,404,098)	(22,785,689)	(8,012,280)
Net assets available for benefits:			
Beginning of year	77,135,143	99,920,832	107,933,112
End of year	$ 63,731,045	$ 77,135,143	$ 99,920,832

The fair value of individual investments that represent 5% or more of the Master Trust's net assets are as follows:

	2002	2001
Fidelity Disciplined Equity Fund	$17,227,405	$25,104,541
Fidelity Contrafund	8,137,794	9,882,429
Fidelity Magellan Fund	7,307,788	10,565,690
Fidelity Retirement Money Market	7,450,122	8,146,353
Fidelity Intermediate Bond Fund	7,152,347	6,274,822
P. H. Glatfelter Company Stock Fund	6,217,049	7,385,165

5. PLAN MERGER

At its March 8, 2002 meeting, the Board of Directors gave approval to the Employee Benefits Committee to merge the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees and the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees. All assets and participant account balances in the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees were transferred to the Glatfelter 401(K) Savings and Profit Sharing Plan for Spring Grove Hourly Employees by November 18, 2002. Effective January 1, 2003, the Glatfelter 401(k) Savings and Profit Sharing Plan for Spring Grove Hourly Employees will be renamed to the Glatfelter 401(k) Savings Plan for the Hourly Employees.

6. TAX STATUS

The Plan obtained a determination letter dated October 3, 2002, in which the Internal Revenue Service stated that the Plan and related trust were in compliance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and was operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

* * * * * *

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN
FOR NEENAH HOURLY EMPLOYEES

June 20, 2003

By: 
John R. Anke
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Certified Public Accountants

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

P. H. Glatfelter Company:

We consent to the incorporation by reference in the Registration Statement No. 333-66991 of P. H. Glatfelter Company on Form S-8 of our report dated May 9, 2003 on the financial statements of the Glatfelter 401(k) Savings Plan for Neenah Hourly Employees (formerly the P. H. Glatfelter Company 401(k) Savings Plan for Neenah Hourly Employees) (the "Plan"), appearing in the Annual Report of the Plan on Form 11-K for the period January 1, 2002 through November 18, 2002.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 18, 2003